# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iSHARES TRUST, CIK 0001100663
CUSIP: 464288406
Title of class of securities: Exchange Traded Funds
Address of issuer's principal executive offices: 400 HOWARD STREET, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 08/18/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001691813

## Reporting persons
- International City Management Association Retirement Corp: type of reporting person: investment adviser (IA); citizenship or place of organization: District Of Columbia (DC); does not affirm membership in a group (box b); sole voting power 978,800; shared voting power 978,800; sole dispositive power 978,800; shared dispositive power 978,800; aggregate amount beneficially owned 978,800 (9.2% of the class)

## Item 1. Issuer
Name of issuer: iSHARES TRUST
Address of issuer's principal executive offices: 400 HOWARD STREET, SAN FRANCISCO, CALIFORNIA, 94105

## Item 2. Person Filing
Name of person filing:
Chris Davis
Director, Investment Services
Address of principal business office or, if none, residence:
MissionSquare
777 N. Capitol Street, NE
Washington
DC, 20002
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 978,800.00
Percent of class: 9.2
Sole power to vote or to direct the vote: 978,800.00
Shared power to vote or to direct the vote: 978,800.00
Sole power to dispose or to direct the disposition: 978,800.00
Shared power to dispose or to direct the disposition: 978,800.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- International City Management Association Retirement Corp: Chris Davis, Director, Investment Services (10/06/2025)